File No. 70-9185

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                       Amendment No. 1 to FORM U-1

                         APPLICATION /DECLARATION
                                 under the
               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                    ***

                            Northeast Utilities
                    Western Massachusetts Electric Company
                        Holyoke Water Power Company
                           174 Brush Hill Avenue
               West Springfield, Massachusetts 01090-0010

                    Northeast Utilities Service Company
                  The Connecticut Light and Power Company
                     Northeast Nuclear Energy Company
                             107 Selden Street
                          Berlin, Connecticut 06037

                Public Service Company of New Hampshire
               North Atlantic Energy Service Corporation
                              1000 Elm Street
                     Manchester, New Hampshire 03105

(Name of companies filing this statement and address of principal executive offices)

                                    ***

                              Northeast Utilities

(Name of top registered holding company parent of each applicant or declarant)
                                   ***

                             Robert P. Wax, Esq.
          Senior Vice President, Secretary and General Counsel
                           Northeast Utilities
                              P.O. Box 270
                         Hartford, CT 06141-0270

                (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices, and communications to:

                              Richard M. Early
                               Senior Counsel
                    Northeast Utilities Service Company
                                P.O. Box 270
                          Hartford, CT 06141-0270





A. Paragraphs 1, 2, 5, 6, 8, 10 and 11 of Item 1, Description of Proposed Transaction, are hereby amended to read as follows:

1. Northeast Utilities (NU), a registered holding company, Northeast Utilities Service Company (NUSCO), a wholly-owned subsidiary service company of NU, and certain of NU's subsidiaries, namely The Connecticut Light and Power Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company (together, the Applicants), hereby submit to the Commission an application/declaration (the Application) pursuant to Sections 6(a), 7, 9(a), 10 and 12(e) of the Public Utility Holding Company Act of 1935 (the Act) and Rules 42, 62 and 65 thereunder. NU seeks Commission approval for:

 (a) the solicitation of proxies from NU's common shareholders seeking the approval of the adoption of the Northeast Utilities Incentive Plan (the Incentive Plan) and the Northeast Utilities Employee Share Purchase Plan (the Employee Share Purchase Plan, and with the Incentive Plan, collectively, the Plans), which contemplate the issuance of NU's Common Shares, $5.00 par value (NU Common Shares) and derivative securities thereof for use as awards and grants thereunder, subject to the limitations set forth therein, and

(b) the issuance each year (including issuance of shares resulting from exercise of options granted under the Plans), during the ten-year term of the Plans, of NU Common Shares (either authorized but previously unissued shares or reacquired shares) not to exceed in the aggregate one and one-half percent (1.5%) of the number of shares outstanding as of the end of the preceding year (subject to appropriate adjustment in the event of recapitalizations, mergers, splits or similar corporate transactions), and derivatives of such shares, in accordance with the terms of the Plans.

The other Applicants seek Commission approval to acquire through open market purchases up to 1.3 million NU Common Shares in the years 1998 through 2007 for use as employee incentive compensation from time to time, as described in paragraph 11 below.

2. The Incentive Plan and the Employee Share Purchase Plan were adopted by action of NU's Board of Trustees (the Board) on January 13, 1998, subject to shareholder approval at the Annual Meeting of Shareholders to be held May 12, 1998. The purpose of the Incentive Plan is to provide incentive compensation that will assist in the recruitment and retention of talented employees and Trustees, and to further align their economic interests with those of NU's shareholders. If approved by the shareholders, the Incentive Plan will be effective as of January 1, 1998. The Employee Share Purchase Plan will be effective on July 1, 1998, assuming shareholder approval. A draft of the proposed proxy statement disclosure regarding the Plans is filed herewith as Exhibit A.2. Copies of the Incentive Plan and the Employee Share Purchase Plan are filed herewith as Exhibits A.3 and A.4, respectively.

5. The Incentive Plan also provides for the grant to each non-employee Trustee of NU, upon election to the Board of Trustees and annually thereafter, of non-qualified options to purchase 2,500 NU Common Shares at a price equal to fair market value as of the date of the grant. Such options will have a term of ten years from the date of grant. Half of each such grant will be exercisable immediately following grant, while the other half will become exercisable on the first anniversary of the grant, if the non-employee Trustee still holds office on that date.

6. The Incentive Plan authorizes NU, if NU Common Shares are to be included in any award or grant, to obtain shares for such purpose through open market purchases, through issuance of treasury shares or authorized but unissued shares, or through some combination thereof. The maximum number of NU Common Shares that may be issued for or otherwise made subject to share-based awards or grants under the Incentive Plan in any calendar year is one percent of the outstanding NU Common Shares as of the end of the preceding calendar year. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 1,368,421 NU Common Shares to be used for awards and grants to participants in 1998 under all programs under the Incentive Plan. This share limit is subject to adjustment in the event of a recapitalization, stock split, merger, combination, exchange or similar corporate transaction. Shares that are eligible to be used for awards and grants under the Incentive Plan but are not so used, or shares that are so used but are forfeited by the recipient or that underlie options or SARs that terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised cumulate and may be used for awards or grants in subsequent years in addition to those shares made available under the limit described above. No more than thirty percent of the shares available for use under the Incentive Plan in any calendar year may be used with respect to grants of restricted stock or performance units under the Incentive Plan in such year. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 410,526 NU Common Shares to be used for restricted stock or performance unit grants in 1998.

8. The purpose of the Employee Share Purchase Plan is to increase employee ownership of NU Common Shares, which the NU Board of Trustees believes is in the mutual interest of the employees and the NU system. Under the Employee Share Purchase Plan, which is to be administered by the Committee (as defined above), eligible employees of participating subsidiaries of NU will be given the opportunity to purchase NU Common Shares periodically through payroll deduction. Purchases will be made on the last day of each purchase period as established by the Committee, at a discounted price. The price will be 85 percent of the lower of the closing market price on the first day or the last day of the purchase period, unless a higher price (not to exceed the lower of the closing market price on the first day or the last day of the purchase period) is set by the Committee prior to the commencement of the purchase period. Officers who receive stock option grants under the Incentive Plan described above will not be eligible for the discounted price but may purchase shares under the Employee Share Purchase Plan at a price equal to the lower of the fair market value of an NU Common Share on the first or last day of the purchase period. The Employee Share Purchase Plan is intended to be an "employee stock purchase plan" as described in Section 423 of the Code.


10. The Employee Share Purchase Plan will terminate ten years from its effective date, unless terminated earlier by the Board. The maximum number of NU Common Shares, which may be authorized but previously unissued shares and/or shares that are reacquired by NU on the open market, that may be issued for purchases under the Employee Share Purchase Plan in any calendar year is one-half of one percent of the number of shares outstanding as of the last day of the previous calendar year. This limitation is subject to adjustment in the event of a recapitalization, stock split, merger, combination, exchange or similar corporate transaction. Shares that are eligible to be used for purchases under the Employee Share Purchase Plan but are not so used cumulate and may be used for purchases in subsequent years in addition to those shares made available under the limit described above. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 684,210 NU Common Shares to be issued to fund purchases by Employee Share Purchase Plan Participants in 1998.

11. The Applicants other than NU also request authorization to acquire on the open market up to an additional 1.3 million NU Common Shares (less than one percent of the shares outstanding as of December 31, 1997) during the years 1998 through 2007 to be used to provide incentive compensation to employees other than through grants and awards under the Incentive Plan. Certain of the Applicants have from time to time provided certain new and other key employees with incentive grants of NU Common Shares from time to time, subject to certain restrictions on ownership and transfer (See Holding Co. Act Rel. No. 26204, dated December 28, 1994, in File No. 70-8515). Non-employee Trustees of NU have received compensation in the form of NU Common Shares (See Holding Co. Act Rel. Nos. 25842, dated June 30, 1993 and 26368, dated September 5, 1995, in File No. 70-8080). When such shares are issued for such purposes, they have been acquired by NUSCO for itself and as agent for NU and the other Applicants on the open market for the respective accounts of the recipient employees and Trustees. Applicants intend to continue this practice of providing compensation in the form of NU Common Shares to eligible employees and non-employee Trustees. One intended use of such shares is to provide employer matching contributions pursuant to Section
4.3 of the Northeast Utilities Deferred Compensation Plan for Executives (the Deferred Compensation Plan), adopted by the Board on January 13, 1998. A copy of the Deferred Compensation Plan is filed herewith as Exhibit A.5. Other intended uses of such shares are to fund bonuses upon commencement of employment and awards under periodic incentive plans. Such shares may be issued subject to such limitations or restrictions as may be deemed appropriate by the Applicants.

 B. Item 3, Applicable Statutory Provisions, is hereby amended to read as follows:

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

Sections 6(a) and 7 of the Act and Rule 50 thereunder apply to the issuance by NU from time to time of authorized but unissued shares and treasury shares in connection with the Plans as described above and may apply to the use by NUSCO and other Applicants of NU Common Shares in compensation programs described in paragraph 11 above. Sections 9(a) and 10 of the Act apply to NU's acquisition of NU Common Shares on the open market to satisfy the funding requirements of the Plans and from Plan participants upon the forfeiture thereof if applicable vesting requirements or forfeiture restrictions are not satisfied, but such acquisitions are exempt under Rule
42. Sections 9(a) and 10 of the Act apply to the acquisition of NU Common Shares by the Applicants other than NU as described in paragraph 11 above.
Section 12(e) of the Act and Rules 62 and 65 thereunder apply to the proxy solicitation as described above.

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY
HOLYOKE WATER POWER COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
WESTERN MASSACHUSETTS ELECTRIC COMPANY
NORTHEAST NUCLEAR ENERGY COMPANY
NORTH ATLANTIC ENERGY SERVICE CORPORATION

By /s/ Richard M. Early
     Richard M. Early
     Their Attorney
     Dated: March 26, 1998